Exhibit 1.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610
Corporate Media Relations Brian Gallagher +1 201-785-3206 briang@radware.com

Radware Ltd. Announces First Quarter 2014 Results

* Quarterly Revenues of $51.0 Million

* Quarterly Non-GAAP EPS $0.17

TEL AVIV, ISRAEL: April 30, 2014 — Radware® (NASDAQ: RDWR), a global leader of application delivery and application security solutions for virtual and cloud data centers, today reported quarterly revenues of $51.0 million for the first quarter of 2014. This represents an increase of 13% compared with revenues of $45.1 million for the first quarter of 2013.

Net income on a GAAP basis for the first quarter of 2014 was $4.1 million or $0.09 per diluted share, compared with net income of $4.5 million or $0.10 per diluted share for the first quarter of 2013.

Net income on a Non-GAAP basis for the first quarter of 2014 was $7.8 million or $0.17 per diluted share, compared with net income of $7.0 million or $0.15 per diluted share for the first quarter of 2013.

At the end of the first quarter 2014, the company’s overall cash position including cash, short-term and long-term bank deposits and marketable securities amounted to $303.5 million, representing an increase in the company's cash position of approximately $17.8 million in the first quarter of 2014.

“Our ongoing focus in delivering effective cyber security and application delivery solutions has translated to a strong and profitable first quarter,” says Roy Zisapel, president and chief executive officer, Radware. “Continued strong growth in the Americas coupled with improved results in the international markets helped us to accelerate our growth.”

 During the first quarter of 2014, Radware released the following significant announcements:

•	Radware Delivers its Strongest DDoS Mitigation Capabilities for Network Attacks
•	New Radware Research Reveals eRetailers that use a Content Delivery Network Experience Slower Page Load Times than eRetailers that do not
•	Radware Provides Customers Protection from Heartbleed Vulnerability
•	Radware’s Web Performance Optimization Helps Fashion Retailer Stay in Style

•	Radware to Discuss Cloud Computing and Software Defined Networking on Panel Sessions During Interop Las Vegas
•	Radware and VimpelСom Introduce a Joint Comprehensive Solution for Protection Against DDoS Attacks
•	Radware Receives Recognition for Industry Leadership in the Development of NFV Solutions
•	Radware Announces New Appointment to its Board of Directors
•	Radware Releases DefenseFlow v1.0 for NEC’s ProgrammableFlow® Controller
•	Radware and Lancope Partner to Offer Robust DDoS Protection Solution for Service Providers and Enterprise Networks
•	Radware Offers New Attack Mitigation Security Architecture for Enterprise Networks
•	Radware Announces Next-Generation SDN and NFV Solution Strategy for Mobile Carriers and Service Providers
•	New Radware Research Reveals Top Retailers Sites 21 Percent Slower in Just One Year
•	Radware Releases Defense4All, Industry-First Open SDN Security Application for OpenDaylight Project
•	Radware's Annual Global Application & Network Security Report Warns of Increased Severity and Sophistication in DoS/DDoS Attacks
•	Radware Announces Alteon Load Balancing as a Service (LBaaS) for VMware vCloud Director
•	Radware Raises Guidance for Q4 2013 Financial Results
•	Radware Predicts Critical Infrastructure Outages, Encryption as Mass Weapon and First-Ever SDN Attacks in 2014

Company management will host a quarterly investor conference call at 8:45am ET on April 30, 2014. The call will focus on financial results for the quarter ending March 31, 2014 and other matters related to the Company’s business.

The conference call will be webcast on April 30, 2014 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/IR/ and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the first quarter 2014 call:

Participants in the US call: Toll Free (800) 230-1085
International participants call: +1 612- 288-0329
Conference ID:  323497

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on: Facebook, Google+, LinkedIn, Radware Blog, SlideShare, Twitter, YouTube, Radware Connect app for iPhone® and our security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.

©2014 Radware, Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, acquisition related expenses, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995.  Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2013	March 31, 2014
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	20,067	22,049
Available-for-sale marketable securities	30,372	41,745
Short-term bank deposits	84,387	102,969
Trade receivables, net	24,911	21,724
Other receivables and prepaid expenses	6,323	6,813
Inventories	14,190	14,782
	180,250	210,082
Long-term investments
Available-for-sale marketable securities	113,377	117,346
Long-term bank deposits	37,497	19,389
Severance pay funds	3,319	3,255
	154,193	139,990

Property and equipment, net	17,523	18,048
Intangible assets, net	5,070	4,589
Other long-term assets	1,629	1,633
Goodwill	30,069	30,069

Total assets	388,734	404,411

Current liabilities
Trade payables	8,798	7,828
Deferred revenues, other payables and accrued expenses	57,906	64,672
	66,704	72,500

Long-term liabilities	27,910	28,886

Shareholders’ equity
Share capital	611	618
Additional paid-in capital	262,809	267,986
Accumulated other comprehensive income	1,733	1,371
Treasury stock, at cost	(25,984)	(25,984)
Retained earnings	54,951	59,034
Total shareholders’ equity	294,120	303,025

Total liabilities and shareholders' equity	388,734	404,411

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended March 31,
	2013	2014
	(Unaudited)	(Unaudited)

Revenues	45,126	51,010
Cost of revenues	8,580	9,446
Gross profit	36,546	41,564
Operating expenses:
Research and development, net	9,869	10,558
Selling and marketing	19,540	22,412
General and administrative	3,010	5,002
Total operating expenses	32,419	37,972
Operating income	4,127	3,592
Financial income, net	1,115	1,545
Income before taxes on income	5,242	5,137
Taxes on income	(756)	(1,054)
Net income	4,486	4,083

Basic net earnings per share	$0.10	$0.09

Weighted average number of shares used to compute basic net earnings per share	44,615,888	44,941,036

Diluted net earnings per share	$0.10	$0.09

Weighted average number of shares used to compute diluted net earnings per share	46,995,738	46,866,837

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended March 31,
	2013	2014
	(Unaudited)	(Unaudited)

GAAP net income	4,486	4,083
Stock-based compensation expenses, included in:
Cost of revenues	14	10
Research and development	271	259
Selling and marketing	607	594
General and administrative	234	668
	1,126	1,531
Amortization of intangible assets included in:
Cost of revenues	516	319
Selling and marketing	210	163
	726	482

Exchange rate differences, net on balance sheet items included in finance income	216	(130)

Acquisition related expenses	485	-

Litigation costs	-	1,819

Non-GAAP net income	7,039	7,785

Non-GAAP diluted net earnings per share	$0.15	$0.17

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	46,995,738	46,866,837